UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month January 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 19, 2021	3

Grifols, S.A. Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

GRIFOLS reproduces the text of the Press Release that it sent to the media regarding the medical trial with a new medicine to treat COVID-19.

"Grifols begins clinical trial of a new medicine that would provide immediate immunity against COVID-19

•	The treatment could be administered in primary care centers to people who test positive for COVID-19, avoiding hospitalization due to the progression of the disease and complementing the vaccine in the early phase after vaccination

•	The medicine, an anti-SARS-CoV-2 immunoglobulin, given subcutaneously, would provide immediate protection after exposure to the virus and could be used to protect the elderly and healthcare workers. It could also be given to immunocompromised patients for whom the vaccination isn’t indicated

•	The treatment is based on the Grifols immunoglobulin Gamunex®-C, and contains anti-SARS-COV-2 polyclonal antibodies from plasma donors who have recovered from COVID-19

•	The clinical trial to evaluate the safety and efficacy of the plasma-derived medicine will have doctors Oriol Mitjà and Bonaventura Clotet as the principal researchers and is expected to begin in early 2021

Barcelona, Spain, January 18, 2021 - Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS), a global leader in the development of therapies with plasma-derived proteins with a track record of more than 100 years dedicated to enhancing people’s health and well-being, today announced it will begin a clinical trial in Spain to evaluate the safety and efficacy of a new COVID-19 drug based on the Grifols immunoglobulin Gamunex®-C and containing anti-SARS-CoV-2 polyclonal antibodies from plasma donors who have recovered from the disease.

The new drug would provide immediate post-exposure protection against the virus and would be especially useful as a complement to the vaccine in the early phase after vaccination. In addition, it could protect the elderly and healthcare workers as well as immunocompromised patients for whom vaccination isn’t recommended. It could also help contain outbreaks in places where the vaccination hasn’t begun or is still underway.

Grifols expects this clinical trial, led by the researchers Oriol Mitjà and Bonaventura Clotet, from Germans Trias i Pujol Hospital in Barcelona, to begin in February 2021, with the possibility of results in the spring.

Grifols, S.A. Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267

About 800 patients, all asymptomatic but having tested positive for the virus in a diagnostic test, will participate in the clinical study, receiving subcutaneously Grifols’ immunoglobulin rich with anti-SARS-CoV-2 antibodies.

The Grifols immunoglobulin Gamunex®-C, whether administered intravenously, intramuscularly or subcutaneously, has proven to be safe and efficacious in the prevention of diverse infectious diseases in immunocompromised patients and has been used for this for more than 15 years.

According to Dr. Mitjà, “This treatment based on immunoglobulins would provide a combination of polyclonal antibodies that, compared with monoclonal antibodies, offers a greater diversity that could improve the degree of protection against the virus.”

Dr. Antonio Páez, Medical Director at Grifols, underscores that the potential treatment “is easy to refrigerate while its subcutaneous administration facilitates its distribution and use in any doctor’s office, avoiding hospitalizaton. If the new therapy’s efficacy is confirmed, it could be administered to people who test positive for the virus through PCR and antigen tests in hospitals and primary care offices.”

Grifols, a global leader in the production and distribution of immunoglobulins and hyperimmune immunoglobulins, currently has underway more than 25 research initiatives to treat different stages of COVID-19, from early exposure to the virus to severe cases requiring hospitalization and intensive care.

In October 2020, Grifols, together with other companies and various U.S. health agencies, began the clinical trial ITAC (Inpatient Treatment with Anti-Coronavirus Immunoglobulin) to evaluate the efficacy and safety of the anti-SARS-CoV-2 hyperimmune globulin in hospitalized and serious cases. Results are expected during the first half of 2021."

In Barcelona, on 19 January 2021

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 19, 2021